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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*



                            NoFire Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
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                                 (CUSIP Number)

                                 James F. Lavin
                                483 Winthrop Road
                                Teaneck, NJ 07666
                                 (201) 833-1307
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 13, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               (Page 1 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 2 of 8 PAGES
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             James F. Lavin
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       8,354,632 (all shares owned indirectly through
                                a wholly owned limited liability company)
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     8,354,632 (all shares owned indirectly through
                                a wholly owned limited liability company)
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,354,632 (all shares owned indirectly through a wholly owned limited liability company)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.8%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
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                               (Page 2 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 3 of 8 PAGES
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Lavin Holdings LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       8,354,632
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     8,354,632
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,354,632
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.8%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO
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                               (Page 3 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 4 of 8 PAGES
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         This Amendment No. 1 amends the statement on Schedule 13D filed by the
Reporting Persons, to report the acquisition by the Reporting Persons of 839,244 additional shares of Common Stock of the Issuer in a private transaction described herein, and to update certain other information contained in the
Schedule 13D.

Item 1.  Security and Issuer:
         --------------------

         Common Stock, par value $0.01 per share

         NoFire Technologies, Inc.
         21 Industrial Avenue
         Upper Saddle River, NJ  07458

Item 2.  Identity and Background:
         ------------------------

         (a) This statement is filed on behalf of Mr. James F. Lavin and Lavin Holdings, LLC, a New Jersey limited liability company (collectively, the "Reporting Parties").

         (b) The address of each of the Reporting Parties is 483 Winthrop Road, Teaneck, NJ 07666.

         (c) Mr. Lavin is a consultant and an entrepreneur. He is the sole manager and member of Lavin Holdings, LLC, which is the company through which Mr. Lavin performs consulting services and which holds certain of his investments. Mr. Lavin is also the Chief Executive Officer of FireAway LLC, a developer and manufacturer of fire-suppressing aerosol products located at 11503 K-Tel Drive, Minnetonka, MN 55343.

         (d) The Reporting Parties have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Parties have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Lavin is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         On December 13, 2006, Lavin Holdings purchased 839,244 shares of Common Stock of the Issuer for a purchase price of $0.001 per share, or an aggregate purchase price of $839.25, in a private purchase transaction pursuant to a Purchase and Sale Agreement (the "Purchase Agreement") entered into with one seller (the "Private Seller") who had previously purchased these securities from the Issuer in private placement transactions. Lavin Holdings used cash on hand to purchase these securities.

                               (Page 4 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 5 of 8 PAGES
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         In connection with the Purchase Agreement, the Private Seller assigned to Lavin Holdings all rights of such Seller under a Registration Rights
Agreement dated as of June 15, 1998 between the Issuer, the Private Seller and certain others, as amended by an Amendment to Registration Rights Agreement dated as of January 7, 2000 (the "Registration Rights Agreement").

Item 4.  Purpose of Transaction:
         -----------------------

         The Reporting Persons have acquired the shares of Common Stock reported in this Schedule 13D to obtain a significant equity position in the Issuer and for investment purposes. Based upon the Reporting Persons' ongoing evaluation of the business and prospects of the Issuer, the Reporting Persons' reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may decide to sell or seek the sale of all or part of their present or future holdings of Common Stock of the Issuer, or may decide to acquire additional Common Stock, either in private transactions, in the open market, or by any other permissible means. Any such transactions may be effected at any time and from time to time.

         Except as indicated in this Schedule 13D, the Reporting Parties have no present plans or proposals which relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer:
         -------------------------------------

         (a) As of December 13, 2006, Lavin Holdings, LLC (directly) and James
F. Lavin (indirectly through Lavin Holdings, LLC), beneficially owned 8,354,632 shares or 22.8% of the Issuer's outstanding Common Stock.

         (b) Mr. Lavin holds the power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares reported on this
Schedule 13D.

         (c) On December 13, 2006, Lavin Holdings, LLC purchased an aggregate of 839,244 shares of Common Stock of the Issuer for an aggregate purchase price of $839.25, in a private purchase transaction pursuant to the Purchase Agreement with the Private Seller.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ----------------------------

         In connection with the Purchase Agreement, the Private Seller delivered to Lavin Holdings, LLC an irrevocable proxy to vote all of the shares sold to Lavin Holdings until

                               (Page 5 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 6 of 8 PAGES
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the transfer of the shares has been recorded on the books and records of the
Issuer and its transfer agent and new certificate(s) representing the shares registered in the name of Lavin Holdings have been delivered to Lavin Holdings.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 1. Purchase Agreement dated December 13, 2006 between Lavin Holdings, LLC and the Private Seller.

         Exhibit 2. Assignment dated December 13, 2006 from the Private Seller to Lavin Holdings, LLC of Registration Rights Agreement with the Issuer.

         Exhibit 3. Form of Irrevocable Proxy given by the Private Seller to Lavin Holdings, LLC.
















                               (Page 6 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 7 of 8 PAGES
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                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.


Date:  December 14, 2006               /s/ James F. Lavin
                                       ------------------------------------
                                       James F. Lavin



                                       LAVIN HOLDINGS, LLC



                                       By: /s/ James F. Lavin
                                           ------------------------------------
                                       Name:   James F. Lavin
                                       Title:  Manager


















                               (Page 7 of 8 Pages)
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CUSIP No. 654865 10 4                 13D                      PAGE 8 of 8 PAGES
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                                  EXHIBIT INDEX
                                  -------------


Exhibit 1. Purchase Agreement dated December 13, 2006 between Lavin Holdings, LLC and the Private Seller.

Exhibit 2. Assignment dated December 13, 2006 from the Private Seller to Lavin Holdings, LLC of Registration Rights Agreement with the Issuer.

Exhibit 3. Form of Irrevocable Proxy given by the First Private Seller to Lavin Holdings, LLC.


























                               (Page 8 of 8 Pages)